Extreme Packet Devices Inc.
                           309 Legget Drive, Suite 204
                                 Kanata, Ontario
                                     K2K 3A3

                                 March __, 2000

         EPD Option Holder

         Dear ________:

   Re: Acquisition of Extreme Packet Devices Inc. ("EPD") by PMC Sierra, Inc.

As you are no doubt aware, EPD's Board of Directors has accepted an offer from PMC Sierra, Inc. ("PMC") to acquire all of the issued and outstanding common shares of EPD in exchange for special shares of EPD that will be exchangeable for PMC common shares valued at closing at US $415 million (the "Acquisition"). PMC common shares are publicly traded on the NASDAQ National Market.

This letter is written to explain what rights you, as an EPD option holder as opposed to an EPD shareholder, have with respect to the Acquisition. Generally, the options that you currently hold to purchase EPD common shares will, on closing, be assumed by PMC and accordingly become exchanged for options to purchase PMC common shares. A more detailed discussion of the process of this transaction follows.

There are four major  elements  to any stock  options  granted  under EPD's 1999
Stock Option Plan: (1) the number of common shares under option; (2) the exercise price per common share; (3) the vesting period of the option grant; and
(4) the expiry of the option grant.
We will review how the Acquisition impacts on each of these elements.

(1)      Number of Common Shares Under Option
Under the agreement arrived at between EPD and PMC, EPD option holders are to be treated identically to EPD shareholders as to the number of PMC common shares to which they will be entitled to acquire for each EPD common share.

The exact number of PMC common shares will not be calculated until just prior to closing, however, based on the closing price of PMC common shares on March 10, 2000 (US$245.4375), the exchange ratio would be approximately 0.1913 of a PMC common share for each EPD common share. For example, an EPD shareholder who owns 10,000 EPD common shares will be entitled to receive, through the mechanics of the Acquisition, 1,913 PMC common shares. Consequently, an option to purchase up to 10,000 EPD common shares will, following the Acquisition, become an option to purchase up to 1,900 PMCS common shares.

(2)      Exercise Price per Common Share
While the option exercise price per share changes after closing, the total exercise price paid for the exercise of your stock options will remain the same. For example, if you hold an option to purchase up to 10,000 EPD common shares at CDN $3.00 per share, using the exchange rate example provided above, after the Acquisition, your current option will be converted into an option to purchase up to 1,913 PMC common shares at approximately CDN $15.68 per share. Both before and after closing, the total amount paid for the exercise of such stock options will be CDN $30,000.

(3)      Vesting Period of the Option Grant
The options that you currently hold were granted pursuant to the Extreme Packet Devices Inc. 1999 Stock Option Plan (the "Plan"), a copy of which has been previously provided to you. Pursuant to the Plan, your options are to vest over a four-year period from their date of grant, with 25% of the grant vesting on the first anniversary of the date of grant, and 2.08% of the remaining grant vesting on the first day of each month thereafter, starting in the first month after the first anniversary of the date of grant.

Under the terms of the Acquisition, your options will continue to be governed by the provisions of the Plan, so that the vesting schedule of your options will remain unchanged from that noted above.

(4)      Expiry of the Grant
Under the Plan, all options granted thereunder expire on the fifth anniversary of their date of grant.

It is anticipated that the Acquisition will have no effect on the expiry provisions of your options.


We thank you for your contributions to Extreme Packet Devices Inc. to date and we look forward to break new ground with PMC-Sierra, Inc. in the future.


                                                          EXTREME PACKET DEVICES


                                            on behalf of the Board of Directors.


On behalf of PMC-Sierra, Inc. the undersigned hereby confirms and acknowledges that the foregoing accurately represents the agreement between PMC-Sierra, Inc. and Extreme Packet Devices Inc. with respect to options granted to employees, directors and consultants of Extreme Packet Devices Inc. under the Extreme Packet Devices Inc. 1999 Stock Option Plan.


                                      PMC-SIERRA, INC.


                                      Per:     _______________________________
                                      Name:    _______________________________
                                      Title:   _______________________________



I hereby agree to the foregoing amendments to the stock options granted to me by Extreme Packet Devices Inc.



                                      Per:     _______________________________
                                      Name:    _______________________________
                                      Title:   _______________________________